                              Filed by Stone Energy Corporation and
                              Basin Exploration, Inc. pursuant to Rule
                              425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                              Stone Energy Commission File No.: 001-12074
                              Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration, Inc.

THE FOLLOWING IS A SLIDE PRESENTATION USED IN CONNECTION WITH INVESTOR AND ANALYST MEETINGS.

                            Stone Energy Corporation
                             Basin Exploration, Inc.

Slide 1                                 [Stone Energy Corporation Logo Basin
                                        Exploration, Inc. Logo]

Slide 2                                 [Safe Harbor Language]

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

Except for the historical and present factual information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Stone's and Basin's reports filed with the SEC. Stone and Basin disclaim any responsibility to update these forward-looking statements.

Slide 3                                 [Transaction Summary]

Listing of Following Bullets:

--Structure: Stock-For Stock; Pooling; Tax-Free
--Exchange Ratio: .3974 Stone Shares per Basin Share
--Premium: 10% One day prior; 14% 30-day average
--Targeted Closing: Early 2001

Slide 4                                 [Acquisition Rationale]

Listing of Following Bullets:

--Expanded portfolio of prospects in our core area, the Gulf Coast Basin --Increased size and financial strength
        --Enhanced ability to compete
        --Strategic flexibility
--GOM property proximity yields technical, operational and infrastructure synergies
--Solid foundation of combined proved reserves
--Financially compelling
        --Accretive per share on cash flow, earnings and reserves
        --Maintains strong balance sheet
        --Hedging program underwrites investment

Statement at bottom of slide: "New Growth Opportunities as Combined Entity"

Slide 5                                 [Complementary Exploration Expertise]

Describes combination of Stone's strengths of detailed field analysis and exploration of mature fields with Basin's strengths of new lease prospect generation.

Listing of following bullets related to the combined company:

--Unlock value in combined property base
        --43 producing properties
        --52 unexplored primary term leases
--Inventory of 179 identified prospects
--Leverage leasehold positions

Statement at the bottom of the slide: "Enhance Combined Asset Value"

Slide 6                                 [Stone Area of Operations]

Depicts map of Gulf Coast Basin identifying the location of Stone's 21 producing properties.

Slide 7                                 [Combined Property Base]

Depicts map of Gulf Coast Basin identifying the location of Stone's 21 producing properties and Basin's 22 producing properties.

The following information regarding pro forma proved reserves at 12/31/99 was shown in tabular form:

                                     Bcfe        % Total        % Gas
                                     ----        -------        -----
         Gulf Coast Basin
              Onshore                 96            16%          28%
              Offshore               426            71           79
         Rocky Mountain               75            13           32
                                     ---           ---          ---
              Total                  597           100%          65%

Slide 8                                 [Stone Exploration Leases]

Depicts map of Gulf Coast Basin identifying the location of Stone's 5 exploratory leases, Stone's 21 producing properties and Basin's 22 producing properties.

Slide 9                                 [Increased Exploration Portfolio]

Depicts map of Gulf Coast Basin identifying the location of Stone's 5 exploratory leases, Basin's 48 exploratory leases, Stone's 21 producing properties and Basin's 22 producing properties.

Depicts map of Western United States with portions of Wyoming, Utah, Colorado, New Mexico and Arizona highlighted to identify Basin's Rocky Mountain interests.

Slide 10                                [Increased Exploration Portfolio]

Depicts map of Gulf Coast Basin identifying Stone's 5 exploratory leases, Basin's 48 exploratory leases, Stone's 21 producing properties, Basin's 22 producing properties and 9 Stone ready Basin prospects.

Slide 11                                [Impressive Growth]

The following information regarding cash flow From operations ($MM) appears via bar chart:

         --Stone Actual Cash Flow from Operations
                 --1996     $37
                 --1997     $47
                 --1998     $77
                 --1999     $101

        --Pro Forma Cash Flow From Operations
                 --1999     $153
                 --2000     $300

         --Arrow on the bar graph depicts a compounded annual growth rate of cash flow from operations of 40% for Stone from 1996-1999.

         --Arrow on the bar graph depicts a 96% growth in cash flow from operations from 1999 to 2000e for the pro forma company.

         --Statement at the top of the graph states: "2001 Projection Pro Forma Growth over 20%"

The following information regarding Production (Bcfe) appears via bar chart:

        --Stone Actual Production
                 --1996     19.5
                 --1997     23.7
                 --1998     50.5
                 --1999     57.6

        --Pro Forma Production
                 --1999     91.5
                 --2000     100.6

         --Arrow on the bar graph depicts a compounded annual growth rate of production of 44% for Stone from 1996-1999.

         --Arrow on the bar graph depicts a 11% growth in production from 1999 to 2000e for the pro forma company.

        --Statement at the top of the graph states: "2001 Projection Pro Forma Growth over 15%"

--Statement at the bottom of slide states: "Significant Cash Flow & Production
  Growth"

Slide 12                                [Strengthened Competitive Position]

The following information appears via bar charts:

--Market Capitalization ($MM) (10/27/00) (1)
        --APA      6660.2
        --OEI      2373.9
        --NBL      1983.0
        --NFX      1571.9
        --PF SGY   1408.6
        --FST      1289.3
        --PPP      1004.6
        --SGY      1000.5
        --SKE      806.5
        --THX      675.2
        --BSNX     362.2
        --TMR      328.0
        --CID      318.2
        --EEX      207.1
        --MMR      188.4

--2001 Discretionary Cash Flow ($MM) (2)
        --APA        1589.2
        --OEI         702.8
        --NBL         514.4
        --PF SGY      402.2
        --NFX         369.1
        --FST         354.6
        --SGY         256.5
        --THX         233.2
        --PPP         220.0
        --EEX         140.2
        --BSNX        138.9
        --SKE         137.7
        --TMR         135.0
        --CID          85.6
        --MMR          32.2

--Total Debt to Book Capitalization (1)
        --MMR         0.0%
        --SKE         6.0%
        --CID         6.6%
        --BSNX        18.3%
        --PF SGY      23.4%
        --SGY         25.0%
        --NFX         26.7%
        --NBL         41.3%
        --APA         41.7%
        --THX         44.1%
        --PPP         45.2%
        --FST         50.0%
        --EEX         51.0%
        --TMR         57.7%
        --OEI         60.0%

Reserves (Bcfe)(1)
        --APA         4843.0
        --OEI         2490.0
        --NBL         1995.3
        --FST         1408.1
        --PPP          847.4
        --PF SGY       596.9
        --NFX          594.8
        --THX          541.0
        --SGY          387.4
        --EEX          375.5
        --TMR          364.6
        --CID          239.6
        --BSNX         209.5
        --SKE          104.5
        --MMR           94.0

Statement at the bottom of the slide: "Well Positioned for Future Opportunities"

(1)      Publicly available data as of October 27, 2000
(2) I/B/ES estimates as of October 27, 2000. Stone pro forma estimates provided by Stone Management.

Slide 13                                [Attractive Proved Reserve Economics]

Depicts two tables with the following information:

Compelling Economics
--At $3.50/mcf and $25.00/Bbl, acquired proved reserves produce:
        --4 year payout
        --14% rate of return

Hedging Program Reduces Price Risk
--2001 and 2002 volumes
--Puts at $3.50/Mcf and $25.00/BbL
--28% of pro forma production volumes
--Estimated cost - $25 MM

Slide 14                                [Proved Reserves by Category]

Depicts bar graph of proved reserves (Bcfe) by category for Stone, Basin and Stone Pro Forma at 12/31/99

                              PDP                    PDNP                    PUD                   Total
Stone                        114.8                   196.9                   75.7                  387.4
Basin                         94.5                    54.7                   60.4                  209.6
Stone Pro Forma              209.3                   251.6                  136.1                  597.0

Slide 15                                [Acquisition Rationale]

Depicts bullet points as follows:

--Expanded portfolio of prospects in our core area, the Gulf Coast Basin --Increased size and financial strength
--GOM property proximity yields synergies
--Solid foundation of combined proved reserves
--Financially compelling

Statement at bottom states: "New Growth Opportunities as Combined Entity"

Slide 16                                [Additional Information]

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                             Additional Information

Stone and Basin will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Stone free of charge by requesting them in writing from Stone Energy Corporation, 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary, or by telephone at (337) 237-0410. You may obtain documents filed with the SEC by Basin free of charge by requesting them in writing from Basin Exploration, Inc., 1670 Broadway, Suite 2800, Denver, Colorado, 80202, or by telephone, (303) 685-8000.

Stone and Basin, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and Basin in connection with the merger. Information about the directors and executive officers of Stone and their ownership of Stone stock is set forth in the proxy statement for Stone's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Basin and their ownership of Basin stock is set forth in the proxy statement for Basin's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.